December 20, 2017

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Kenji Yahiro Investor Relations Office
Phone:	+81-(0)3-6758-6720

(Correction) Supplementary Financial Data for the Second Quarter of

Fiscal Year ending March 31, 2018

The following correction is made to Supplementary Financial Data for the Second Quarter of Fiscal Year ending March 31, 2018 as detailed below.

[Detailed Contents of the Change]

1. The capital expenditure expense forecast for the second half for the fiscal year ending March 31, 2018 is changed from 21,661 million yen to 25,661 million yen.

*Those numbers are shown underlined.

 (Before the correction)

5. Capital Expenditure, Depreciation and Amortization, Research and Development Expenses

	Fiscal year ended Mar. ’17			Fiscal year ending Mar. ’18
(Millions of yen)	1st Half	2nd Half *4	Full Year *4	1Q	2Q	1st Half	Forecast of 2nd Half *5	Forecast of Full Year *5
Capital expenditure	12,243	19,604	31,847	10,651	11,688	22,339	21,661	48,000
Depreciation and amortization	14,243	13,921	28,164	7,218	7,652	14,871	18,129	33,000
Research and development expenses	5,294	7,053	12,347	5,498	5,634	11,133	10,867	22,000

(After the correction)

5. Capital Expenditure, Depreciation and Amortization, Research and Development Expenses

	Fiscal year ended Mar. ’17			Fiscal year ending Mar. ’18
(Millions of yen)	1st Half	2nd Half *4	Full Year *4	1Q	2Q	1st Half	Forecast of 2nd Half *5	Forecast of Full Year *5
Capital expenditure	12,243	19,604	31,847	10,651	11,688	22,339	25,661	48,000
Depreciation and amortization	14,243	13,921	28,164	7,218	7,652	14,871	18,129	33,000
Research and development expenses	5,294	7,053	12,347	5,498	5,634	11,133	10,867	22,000

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